UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 20, 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Corporation Announces EMA Acceptance of the MAA for Cilta-Cel for RRMM

Legend Biotech Corporation (“Legend Biotech”) announces that the European Medicines Agency (EMA) has accepted the Marketing Authorisation Application (MAA) seeking approval of ciltacabtagene autoleucel (cilta-cel) for the treatment of patients with relapsed and/or refractory multiple myeloma (RRMM). The acceptance of the MAA confirms that the application is valid and marks the commencement of the EMA’s assessment process. Pursuant to Legend Biotech’s collaboration agreement with Janssen Biotech, Inc., Legend Biotech will receive a milestone payment of U.S.$15 million relating to the EMA’s acceptance of the MAA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)
May 20, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer